King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	EVO Payments, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted September 28, 2017

CIK No. 0001704596

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are transmitting via EDGAR with this letter, for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), a copy of Confidential Draft Submission No. 4 (the “Revised Draft”) of the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with the changes reflected in the Revised Draft, respond to the Staff’s comments contained in its letter dated October 19, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

November 7, 2017

Organizational structure

Structure prior to the reorganization transactions, page 55

1.	You state under this heading that you are presenting the beneficial ownership of EVO LLC immediately prior to the commencement of the Reorganization Transactions. Please tell us why the percentage of economic interest in EVO LLC set forth under this heading is based on the liquidation value of EVO LLC assuming it is liquidated at the time of this offering. In doing so, tell us why the percentage of economic interest is not the same as the percentage of ownership interest that you provided to us in your response to comment 9 in our letter dated June 9, 2017. We may have further comments after reviewing your response.

Pursuant to the Existing LLC Agreement, the economic interest each member is entitled to receive upon the occurrence of a liquidity event, such as an initial public offering, is determined based on a distribution policy (“waterfall”) described in the Existing LLC Agreement as though EVO LLC were to be liquidated. Accordingly, the number of LLC Interests each member is entitled to receive in the Reorganization Transactions (including the offering) is based on a hypothetical liquidation of EVO LLC with the enterprise liquidation value calculated using the initial public offering price for shares of Class A common stock sold in the offering.

Because the initial public offering price is not known at this time, the existing ownership interests in EVO LLC previously provided to the Staff are based on the number of units held without taking into account distributions in accordance with the waterfall that will be made in connection with the Reorganization Transactions, and is therefore not the same percentage of economic interest that will be disclosed once the initial public offering price is known. As noted in response letter submitted on August 1, 2017, the Company confirms that once an estimated initial public offering price range has been determined, it will submit a supplemental letter under separate cover detailing the ownership interests held in EVO LLC and the Company giving effect to the Reorganization Transactions, but prior to the completion of the offering.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (3), page 71

2.	We note from disclosures throughout your filing that following this offering, Blueapple will have voting rights in you that are fixed at 15.9%. We have the following comments:

•	Please confirm our assumption, if true, that you will be appointed as the sole managing member of EVO LLC, and therefore receive 100% of the voting power over EVO LLC, prior to the consummation of this offering.

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November 7, 2017

•	Please confirm our assumption, if true, that all of the currently outstanding limited liability interests in EVO LLC will be reclassified into non-voting LLC interests prior to the consummation of this offering.

•	Please confirm our assumption, if true, that you will issue various classes of your voting common stock to the Continuing LLC Owners or the Continuing LLC Owners otherwise will have the voting rights associated with such stock prior to the consummation of this offering.

•	Please tell us in detail whether you have any written or verbal agreements addressing voting rights, control of the board of directors, or any other indicators of the relative control held by each equity owner in EVO Payments, Inc. for the time period after the above three events but prior to consummation of this offering. If no such agreements exist, in the hypothetical event that the offering does not close, please tell us in detail how you would determine the relative control held by each equity owner in EVO Payments, Inc. and whether any single equity owner would have majority control.

In response to the Staff’s comments in the bullets above, the Company confirms the Staff’s assumptions stated in these bullets with regard to the actions to be taken, but advises the Staff that the events described above will occur substantially simultaneously with the consummation of the offering. Accordingly, no separate agreements exist addressing the time period after the events described above but prior to the consummation of the offering. In the event that the offering is not consummated, none of the changes described above will occur and EVO Payments, Inc. would be dissolved.

•	Please tell us in detail how Blueapple’s fixed percentage of voting rights following the offering was determined. Separately explain to us whether there would be any legal basis to revise Blueapple’s fixed percentage of voting rights if this offering is not consummated.

In response to the Staff’s comment regarding determination of the fixed percentage of voting rights following the offering, the Company directs the Staff to the Company’s response to Comment 3 below. In addition, as noted above, if the offering is not consummated, the Reorganization Transactions will not occur and Blueapple will retain its existing voting rights with regard to EVO LLC.

3.

Your response to comment 2 indicates that Blueapple will receive no consideration from the other Continuing LLC Owners in exchange for giving up its control over EVO LLC prior to the offering. Your response appears to indicate that Blueapple was willing to surrender its control over EVO LLC due to the TRA. Specifically, you state that the structure implemented through the Reorganization Transactions will be adopted, among other reasons, in order to optimize payments to Blueapple under the TRA entered into in connection with the Reorganization Transactions. Please tell us how payments to Blueapple under the TRA will be optimized from the structure implemented through the Reorganization Transactions and why that would induce Blueapple to give up control of

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EVO LLC prior to the offering. In this regard, we note that the TRA applies to all Continuing LLC Owners including Blueapple, and based on your description of this agreement it does not appear to provide any unique or disproportionate benefits to Blueapple. To assist us in understanding your response, tell us how Blueapple receiving a majority voting right in EVO Payments, Inc. would change the TRA and why such change would negatively impact the payments to Blueapple under the TRA as compared to a 15.9% voting right. Please also explain in reasonable detail any business or other reasons for the structure implemented through the Reorganization Transactions.

Inasmuch as none of the changes described above will occur if the offering is not consummated, Blueapple will not give up control over EVO LLC prior to the offering. If the offering is consummated, the Company will assume control over EVO LLC, which is customary in the context of a public offering of this type. If Blueapple were to control the Company as a result of the Reorganization Transactions, payments to Blueapple under the TRA would be reduced substantially. More specifically, the TRA will require the Company to make payments to the Continuing LLC Owners based on the tax benefits (most notably, amortization of intangible assets) recognized or deemed to be recognized by the Company as a result of acquiring LLC Interests from the Continuing LLC Owners. The Company’s tax benefits attributable to the acquisition of LLC Interests could be limited under applicable tax rules if Blueapple and the Company were deemed to be “related parties,” that is, members of a “controlled group” as that term is defined under applicable tax rules. Under those rules, Blueapple and the Company would be members of a controlled group if Blueapple’s voting interest in the Company were greater than 20%, excluding from the calculation the voting power of certain stock held by employees. As currently contemplated by the Reorganization Transactions, the excluded stock held by employees could represent up to 20% of the vote in the Company. Given that stock representing as much as 20% of the vote could be excluded from the calculation, the lowest total voting power that could be taken into account in determining whether Blueapple and the Company are “members of the same controlled group” is 80%. Thus, the most conservative approach is to multiply 20% (the statutory vote threshold under the test) times 80% (the lowest amount of voting stock that could be relevant). Under that conservative approach, Blueapple and the Company would be “members of the same controlled group” for purposes of the relevant rules only if Blueapple owned shares representing more than 16% of the vote of the Company (that is, 20% of 80%). Therefore, in order to structurally avoid Blueapple and the Company being members of a controlled group, Blueapple’s voting interest in the Company will be fixed at 15.9%, a level that is less than the lowest threshold that would cause Blueapple and the Company to be members of a controlled group.

4.	Your response to comment 2 indicates that the Reorganization Transactions should be recognized at historical cost, consistent with the accounting for a common control transaction. To assist us in understanding why you believe the reorganization transactions between EVO LLC and EVO Payments, Inc. should be accounted for similar to a common control transaction, please respond to the following:

•	Please provide us with your detailed analysis under ASC 810 of whether EVO LLC will be a variable interest entity following the reorganization transactions with EVO Payments, Inc. but excluding the public offering. Your response should include your detailed consideration of ASC 810-10-15-17(d), ASC 810-10-55-16 through 55-41, and ASC 810-10-15-14.

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As noted in the response to Comment 2 above, the Reorganization Transactions will not occur if the offering is not consummated. As a result, there would not be a scenario in which the Reorganization Transactions have occurred, but the Company is not the managing member of EVO LLC. Further, as discussed in response to the comments in the second and third bullets below, the Company has concluded that regardless of the consolidation model for EVO LLC prior to the consummation of the Reorganization Transactions and the offering, there is not a change in control of EVO LLC. Accordingly, the Company is providing the salient points in its analysis of whether EVO LLC will be a variable interest entity (“VIE”) following completion of the Reorganization Transactions and the offering.

Identifying EVO LLC’s variable interest holders requires analyzing the variability created by EVO LLC. ASC 810-10-25 identifies two steps for identifying the variability to be considered. The first step is to analyze the nature of the risks in EVO LLC. The second step is to determine the purposes for which EVO LLC was created and determine the variability EVO LLC was designed to create and pass along to its interest holders.

EVO LLC participates in the profits and losses of the operations of itself and, more substantially, its consolidated subsidiaries. As such, the risks of EVO LLC are derived from the variability of its own operations and its consolidated subsidiaries. Their respective operations impact the returns that EVO LLC receives, which are the sole economics of EVO LLC as the parent of the operating subsidiaries. EVO LLC passes along this variability to the Continuing LLC Owners and the Company as variable interest holders.

ASC 810-10-15-14 states that if any of three conditions are met, the applicable entity is a VIE. Although there are other factors in the analysis, the Company believes that the criterion in ASC 810-10-15-14(b) would be met. The condition in ASC 810-10-15-14(b) varies based on whether the entity operates more like a partnership or a corporation. As a limited liability company, EVO LLC has characteristics of both types of entities. However, because it has a managing member, opposed to a board, it was deemed to be more like a partnership for purposes of applying this condition of a VIE. This condition of a VIE focuses on governance of the VIE and ASC 810-10-05-3 states a managing member of a limited liability company is the functional equivalent of a general partner and a non-managing member is the functional equivalent of a limited partner.

ASC 810-10-15-14(b) states that an entity is a VIE if, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

1.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. For limited partnerships, partners lack that power if neither (i) nor (ii) below exists.

i.	A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive

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kick-out rights (according to their voting interest entity definition) through voting interests over the general partner(s). In making this assessment, a general partner’s kick-out rights held through voting interests shall not be included. Kick-out rights through voting interests held by entities under common control with the general partner or other parties acting on behalf of the general partner also shall not be included.

ii.	Limited partners with equity at risk are able to exercise substantive participating rights (according to their voting interest entity definition) over the general partner(s).

2.	The obligation to absorb the expected losses of the legal entity.

3.	The right to receive the expected residual returns of the legal entity.

The Company will be the sole managing member of EVO LLC and will make decisions concerning all of the significant activities of EVO LLC, which include determining the amount of funding to provide to the operating subsidiaries and managing the operating subsidiaries. The other variable interest holders (i.e., the Continuing LLC Owners) will not have the ability to remove the Company as sole managing member and will not hold substantive participating rights. As such, EVO LLC will be deemed to be a VIE.

Based on the above, the second condition within ASC 810-10-15-14 is met. Since only one of the three conditions must be met for an entity to be a VIE, the first and third conditions do not require further analysis.

Since EVO LLC is a VIE, it must be determined which entity is the primary beneficiary. To be the primary beneficiary and consolidate EVO LLC, an entity must have the following:

•	The power to direct the activities of a VIE that most significantly affect its economic performance, and

•	The obligation to absorb losses of the VIE or right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company will have the power to direct all of the activities of EVO LLC that significantly affect its economic performance through the rights granted to it as the sole managing member. The Company also will have the obligation to absorb losses as well as the right to receive benefits from EVO LLC that are significant to EVO LLC through its LLC interest. Furthermore, as mentioned above, no other parties will have the ability to remove the Company as sole managing member or hold substantive participating rights that would prevent the Company from directing the activities of EVO LLC that most significantly affect its economic performance. Therefore, the Company is the primary beneficiary of EVO LLC and will consolidate it.

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•	Your response indicates that common control accounting is appropriate because the Continuing LLC Owners, as a group, will continue to hold a majority of the voting power for EVO Payments, Inc. Please tell us in detail how you considered that the Continuing LLC Owners appear to be separate parties when concluding it is appropriate to assess common control for the group. Also tell us whether there is contemporaneous written evidence of an agreement among the Continuing LLC Owners to vote their shares in EVO Payments, Inc. in concert.

•	Given that the voting rights of the individual Continuing LLC Owners will differ before and after the reorganization transactions between EVO LLC and EVO Payments, Inc. but prior to the public offering and that no single entity appears to have a controlling financial interest both before and after the reorganization transactions but prior to the public offering, please tell us in more detail how you considered other models of accounting for the reorganization transactions such as a transaction between entities with common ownership, a legal reorganization accounted for as a recapitalization, or a business combination.

The Company believes the Reorganization Transactions should be accounted for in a manner similar to a common control transaction; specifically, the Company believes that EVO LLC’s assets and liabilities should continue to be presented at their historical cost, even when the Company is a new entity that will consolidate EVO LLC as discussed above. This view is based on the Company’s assessment that the Reorganization Transactions (including the offering) represent a recapitalization, rather than a business combination, for the following reasons.

The Reorganization Transactions convert the existing limited liability interests in EVO LLC to LLC Interests, wherein each of the Continuing LLC Owners will retain their proportionate economic interests in EVO LLC and the Company will become the sole managing member. Further, each of the Continuing LLC Owners will be issued shares of the Company entitling the applicable Continuing LLC Owner to certain voting rights but no economic interest in the Company. Blueapple’s voting rights in the Company in particular will be set at 15.9% as described in the Revised Draft.

The Company believes that, upon considering the totality of the transactions involved, the Reorganization Transactions represent a recapitalization. The Company notes that although Blueapple will no longer unilaterally control the reorganized entity, the current owners of EVO LLC as a group will obtain shares representing a majority of the voting power in the Company, and will have the ability to appoint a majority of the board of directors. The largest single voting shareholders in the Company following the Reorganization Transactions are current members of EVO LLC, none of whom singularly would have control over the Company. No agreements exist, or are planned to exist, for the Continuing LLC Owners vote their interests in the Company in concert. The Company has concluded that the Company does not meet the definition of a business as it is created to raise cash from unrelated investors to invest in EVO LLC. Therefore the Reorganization Transactions would be considered a recapitalization for accounting purposes, resulting in the assets and liabilities of EVO LLC continuing to be carried at their historical carrying amounts.

Securities and Exchange Commission

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5.	We note from your response to comment 3 that upon further analysis you have concluded that the LLC Interests held by the Continuing LLC Owners (other than Blueapple) should be classified as permanent equity and that you have revised your disclosure throughout the revised draft registration statement to clarify the redemption provisions. However, we note that you have eliminated the portions of the adjustments in footnotes (3) and (8) in your pro forma balance sheet that adjusted the Redeemable Non-Controlling Interests. We also note that footnote (3) continues to state that it represents an adjustment equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering based on an assumed initial public offering price. In your response to comment 9 in your response letter dated August 1, 2017 you stated that your basis for revaluing the Continuing LLC Interests was based on the guidance in SAB Topic 3C. and ASR 268. Thus it is unclear to us why the Continuing LLC Interests (other than Blueapple) which continue to be classified within permanent equity would be adjusted to fair value. It is also unclear to us why there is no adjustment to reflect the reclassification of the Continuing LLC Interests held by Blueapple to Redeemable Non-Controlling Interests at fair value. Please revise or explain to us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment regarding the elimination of footnotes (3) and (8) as Reorganization adjustments to Redeemable non-controlling interests (“RNCI”) on the pro forma balance sheet as of June 30, 2017 and, after further consideration, has modified the footnotes to clarify the impact of the Reorganization Transactions on the pro forma balance sheet. The reason for this modification is that the recapitalization alone does not result in the Company having control over EVO LLC. Rather, the combination of the simultaneously occurring recapitalization and the offering result in the Company having control over EVO LLC. As such, recognition of redeemable and non-redeemable non-controlling interests is presented as an offering adjustment. In the prior footnote (3) included in the Registration Statement, the Company intended to describe the allocation of LLC Interests only, based on a hypothetical liquidation, and did not intend to indicate that it was revaluing the Interest held in permanent equity.

The Company has included an adjustment within the Offering adjustments for RNCI and Non-redeemable non-controlling interests, as this would be the first point in time that either of these would be recognized (i.e., when the Company obtains control over EVO LLC with 100% voting power). The Company has also included an adjustment to Accumulated deficit/additional paid-in capital to indicate that the existing equity will move from this line to RNCI (Blueapple’s portion) and Non-redeemable non-controlling interest (Continuing LLC Owner’s, other than Blueapple’s, portion). In addition, prior to the Reorganization Transactions, EVO LLC has existing RNCI (through its investment in eService in Poland) and non-controlling interests (through its investment in various consolidated subsidiaries where EVO LLC owns greater than 50% but less than 100%) which are represented by the balances as shown in the historical EVO LLC column. These balances will not be affected by the Reorganization adjustments or the Offering adjustments.

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Management’s discussion and analysis of financial condition and results of operations

Our segments, page 85

6.	We note your description at the bottom of page 85 regarding your calculation of segment profit. Please revise this disclosure to clearly indicate that depreciation and amortization expense is not allocated to your segments, as this is unclear from your current disclosure. Please make similar revisions to the description of your calculation of segment profit within the footnotes to your financial statements. We believe it is helpful to investors to clarify that this material operating expense is not viewed by management as part of segment expenses.

The Company has revised the disclosure on pages 86 and F-43 in response to the Staff’s comment.

Comparison of results for the six months ended June 30, 2017 and 2016

Other income (expense), net, page 89

7.	You state that other expense, net was $71.3 million for the six months ended June 30, 2016. Please revise this disclosure to more clearly indicate that the net amount incurred in 2016 was income of $71.3 million rather than an expense of $71.3 million.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

Segment performance, page 90

8.	Please refer to your analysis of segment performance. Please provide further analysis of each segment’s performance by providing greater detail of the drivers or factors impacting each segment’s performance. For example, you indicate that the decline in Europe segment profit margin is due to the impact of the gain on sale of your Visa Europe interest in the prior period. However, it appears that absent the gain on sale of your Visa Europe interest in the prior period, the Europe segment profit margin still declined from approximately 31% for the six months ended June 30, 2016 to approximately 28% for the six months ended June 30, 2017. Please revise your analysis of your Europe segment profit to clarify that the gain on sale of your Visa Europe interest in the prior period does not fully account for the decline in segment profitability. As another example, you state that your North American segment grew “by the contribution of the Sterling business purchased on January 4, 2017 and organic growth in the Mexico business” but you do not quantify the growth that is attributable to these factors. Please revise your disclosure to quantify each factor to the greatest extent practicable.

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The Company has revised the disclosure on pages 89 and 91 in response to the Staff’s comment.

Financial Statements

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note (8) Long-term debt and credit facilities, page F-37

9.	We note your response to comment 8. We continue to believe the amount of restricted net assets should be disclosed as per the guidance in Rule 4-08(e)(3) of Regulation S-X. Such disclosure should be accompanied by any cautionary disclosures regarding your intent and ability to pay dividends as you consider necessary to make such disclosure not misleading. In addition, we note from your response that you believe the financial information included in the filing for EVO Payments, Inc. satisfies the substance of the requirements to provide Schedule I in Rule 5-04. However, since the financial statements included in the registration statement for EVO Payments do not yet include the assets and operations of EVO LLC, we believe the information required by Schedule I should be provided by the registrant’s predecessor, EVO LLC. Please revise your registration statement to provide this information or tell us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-38 to disclose the amount of restricted net assets per the guidance in Rule 4-08(e)(3) of Regulation S-X. The Company will include the information required by Schedule I in Rule 5-04 of Regulation S-X in its next amendment to the Registration Statement where the Company also plans to include updated financial information as of and for the nine months ended September 30, 2017 and 2016.

*        *        *         *

Securities and Exchange Commission

November 7, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Alan J. Prince

Zachary L. Cochran

(King & Spalding LLP)